Exhibit (a)(5)(Q)

BGC RE-AFFIRMS OFFER TO ACQUIRE GFI FOR $6.10 PER SHARE IN CASH

BGC Sends Executed Agreement Which Includes Terms Obligating BGC to Complete $6.10

per Share Tender Offer if CME Merger Vote Fails and GFI Countersigns

ISS Issues an Additional Note on the Proposed GFI Management-CME Merger Further

Highlighting What ISS has Deemed “Significant Conflicts of Interest”

ISS and Glass Lewis Recommend that GFI Shareholders Vote AGAINST the Inferior

CME/GFI Management Transaction; ISS Further Recommends Tendering Shares to BGC

NEW YORK, NY – January 29, 2015 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “the Company,” or “BGC”), a leading global brokerage company servicing the financial and real estate markets, today re-affirmed its commitment to the all-cash tender offer to acquire all of the outstanding shares of GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) for $6.10 per share.

The Company has delivered an executed and binding tender offer agreement to the GFI board and Special Committee that can be countersigned by GFI if the Friday, January 30th, 2015 shareholder vote regarding the proposed merger with CME Group Inc. (NASDAQ: CME) (“CME”) fails. The tender offer agreement is similar to the two previously executed tender offer agreements delivered by BGC to GFI earlier in January, 2015.

BGC believes that it is important for GFI shareholders to note that in a January 26, 2015, 14D-9 filing made with the Securities and Exchange Commission (“SEC”), the GFI Special Committee determined that the conditions in the executed tender offer agreement “were reasonable for the deal proposed, comparable to the [CME] Merger Agreement conditions while giving effect to the different structures and, in general, within the control of GFI,” and that “there was no reason to believe that, subject to the satisfaction of the conditions, BGC would not consummate the transaction and its offer was made to, and could be accepted by, all GFI Stockholders.” BGC has given the GFI Special Committee and board until 8:00 AM ET on February 2, 2015, to countersign the just-delivered executed and binding agreement.

Howard Lutnick, Chairman and Chief Executive Officer of BGC, said: “We have heard from GFI shareholders that in a last minute and desperate whisper campaign, GFI management continues to claim that BGC will not complete its tender offer if the CME merger vote fails. Nothing could be further from the truth. For the third time, we’ve sent a signed and binding agreement to GFI’s board and Special Committee. We suggest that GFI’s shareholders read the contract themselves in the filings we are making today, and which will be available on the SEC website and the GFI and BGC investor relations websites. This executed agreement includes among other things:

•	An obligation for BGC to complete the tender offer in accordance with the terms of the agreement if the CME merger vote fails and GFI countersigns the agreement;
•	No due diligence condition;

•	A non-disclosure agreement;
•	A non-solicitation agreement with respect to GFI brokers and other employees;
•	Additionally, as an investment-grade company, our offer is fully financed and we have sufficient capital to close the tender.

“The executed agreement is the result of good-faith negotiations between BGC and GFI’s Special Committee over the course of more than three months. The executed agreement addresses and resolves each and every meaningful issue raised by the GFI Special Committee during these discussions. As seems apparent from what the GFI Special Committee itself noted, we want and expect to close this transaction.”

BGC also noted that independent proxy advisory services firm Institutional Shareholder Services (“ISS”) yesterday issued additional guidance for its clients, in its M&A Edge Note titled “What’s So Special About that Special Committee?” This note highlighted the GFI Board process with respect to the BGC tender offer and observed the following: “In fact, however, there are just two remaining conditions to the BGC offer: a minimum tender of 45% of outstanding shares (including BGC’s own 13% stake), and agreeing to appoint BGC nominees to represent two-thirds of the board. The first of these conditions is not unusual—every tender offer has a minimum tender condition—and clearly within the control of GFI shareholders themselves…Even more incongruously, the second condition—appointing BGC nominees to comprise two-thirds of the board—is utterly within the control of the very [GFI] directors who determined it too risky a condition to support.”

Mr. Lutnick concluded: “We urge GFI shareholders not to be fooled by spurious arguments made by GFI’s self-interested and conflicted management team. That is why we remind shareholders to heed the advice of both ISS and Glass, Lewis, who recommend that GFI shareholders vote AGAINST the proposed $5.85 CME/GFI management stock and cash transaction. We also urge them to tender their shares into our clearly superior all-cash $6.10 offer, as recommended by ISS. We are prepared to move quickly to complete our fully-financed tender offer and deliver the higher value to which GFI shareholders are entitled.”

The expiration date for the tender offer remains 5:00 PM ET on February 3, 2015, unless extended. BGC’s cash offer of $6.10 per share represents a premium of $0.25, or approximately 4%, to the $5.85 per share stock and cash consideration offered by the CME and GFI management.

A copy of the tender offer agreement will be filed with the Securities and Exchange Commission (“SEC”). As previously announced, BGC has also filed a proxy statement with a GOLD proxy card with the SEC in order to solicit votes against the inferior CME transaction at the January 27, 2015 GFI special meeting. GFI shareholders can vote “against” this transaction by using the GOLD proxy card from BGC to vote by phone or over the Internet, or by voting “against” using the proxy materials provided by GFI.

Innisfree M&A Incorporated is BGC’s proxy solicitor with respect to the GFI special meeting, and its Information Agent with respect to BGC’s tender offer. Stockholders with questions about how to vote or tender their shares may contact Innisfree toll-free at (888) 750-5884.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co. and its legal advisor is Wachtell, Lipton, Rosen & Katz.

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, BGC offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol (NASDAQ: BGCP). BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol (NYSE: BGCA). BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners, L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents). These documents, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer.

BGC has filed a proxy statement and relevant documents in connection with the special meeting of the stockholders of GFI at which the GFI stockholders will consider certain proposals regarding the potential acquisition of GFI by CME Group Inc. (the “Special Meeting Proposals”). BGC and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from GFI’s stockholders in connection with the Special Meeting Proposals. STOCKHOLDERS OF GFI

GROUP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them at http://ir.bgcpartners.com or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in the Company’s public filings, including BGC’s most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine Sard Verbinnen & Co +1-212-687-8080

Hannah Sloane +1 212-294-7938	Sarah Laufer +1 212-915-1008

BGC Investor Contacts:

Jason McGruder +1 212-829-4988	Jason Chryssicas +1 212-915-1987